Exhibit 4.5

| | | Ares Strategic Mining Inc. Management's Discussion and Analysis For the Six-Month Period Ended 31 March 2026 Stated in Canadian Dollars DATE: 1 JUNE 2026

Ares Strategic Mining Inc. For the Six-month Period Ended 31 March 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

To Our Shareholders

This Management Discussion and Analysis (“MD&A”) supplements - but does not form part of – the Consolidated Financial Statements for the six months ended 31, March 2026. Consequently, the following discussion and analysis of the financial condition and results of operations for Ares Strategic Mining Inc. (“Ares” or the “Company”), formerly Lithium Energy Products Inc., should be read in conjunction with the Consolidated Financial Statements for the Six months ended 31, March 2026, and the related notes therein, which have been prepared in accordance with IFRS Accounting Standards (“IFRS”), consistently applied.

Discussion of the Company, its operations and associated risks are further described in the Company’s filings, available for viewing at www.sedar.com. A copy of this MD&A will be provided to any applicant upon request.

Forward-looking Statements

Certain statements contained in the following MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth in the Company’s filings and herein. Additional information regarding the Company, including copies of the Company’s continuous disclosure materials is available through the SEDAR website at www.sedar.com.

The table below sets forth the significant forward-looking information included in this MD&A:

Forward-Looking Information	Key Assumptions	Most Relevant Risk Factors
Future funding for ongoing operations	Ares has the resources to fund their ongoing operations and the ability to raise the funds for further operations which exceed current resources.	Ares has disclosed that this may be difficult and failure to raise these funds will materially impact the Company’s ability to continue as a going concern.

Proving Ares’ deposits economic viability.	Deposits are either economically viable or Ares can obtain new sources of minerals for exploitation, trading or offtake agreements.	Lack of information to assess future mining strategy.

Proving Ares’ deposits processing ability.	Ares’ deposit compositions are favourable towards economically recovering minerals.	Uncertain geology could affect uniformity of mineralization.

Ares intends to acquire further properties to expand their mining and supply operations.	Properties demonstrating economic potential and have existing supportive infrastructure can be located and acquired.	Prospective acquisitions do not demonstrate sufficient potential and viability to justify acquisition.

Ares intends to enter into offtake agreements with several customers to ensure a customer base exists for Ares products.	Potential customers are willing to commit to mineral acquisition from Ares prior to exploration completion and exploitation.	Potential Ares customers may overstate the quantities they intend to purchase as they are currently predictive.

Ares Strategic Mining Inc. For the Six-month Period Ended 31 March 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

Ares intends to arrange further financing for the development of its current properties	The Company and its properties can prove economic potential and attract investment.	Ares is unable to attract investment and must investigate alternate strategies.

Ares intends to acquire operational projects to improve its cashflow	The Company will have the resources and/or means to acquire such projects.	Ares is unable to acquire the necessary investment and must investigate alternate strategies.

Ares intends to investigate and determine the most suitable technology and mining practices for its projects.	The Company has the expertise and connections to reasonably inform their decision-making processes.	Being unable to locate the most suitable technology and practices and running a sub-optimal operation.

Ares intends to use several exploration methods to gain better insight into its deposits for the purposes of mine design and exploitation optimisation.	The Company can source the best personnel to undertake the work necessary to obtain the detailed geological and geophysical information required.	Defining improper requirements for the contracted personnel.

Ares intends to purchase equipment tailored to the geology and composition of its material.	Bench testing and metallurgy return results able to provide the Company with information upon which the plant design and setup can be determined.	Lab work could be undertaken which provides results that provide insufficient information to reliably determine the best equipment.

Ares intends to complete mine installation works at its Utah project.	The resources within the company are sufficient to complete the required work, or the Company will be able to acquire these funds.	A poor market combined with overspend would cause funding shortfalls.

Ares intends to complete the construction of its lumps plant and later its flotation plant at its Utah site and start production.	The resources within the company are sufficient to complete the required work, or the Company wil be able to acquire these funds.	A poor market combined with overspend would cause funding shortfalls.

Ares intends to conduct industrial scale construction projects at its Delta processing site.	The Company resources, and the Company’s ability to raise resources, will exceed the necessary construction costs.	A poor market combined with an unanticipated overspend would cause funding shortfalls.

Qualified Person

The technical and scientific information in this document has been reviewed and approved by James Walker, P.Eng., a Qualified Person as defined by National Instrument 43-101 (“NI 43-101”). He is the Company’s Chief Executive Officer, Director, and shareholder.

Ares Strategic Mining Inc. For the Six-month Period Ended 31 March 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

Future Outlook

Ares intends to advance into revenue generation and expand the capacity of the operation, while meeting MSHA standards at the mine site.

Ares intends to expand the mineworks which allow the Company to exploit the fluorspar resources identified through exploration.

Ares will develop its industrial site for an expanded processing operation and install revamped and greater infrastructure to support its enlarged operation.

Ares intends to partner with a multinational supplier of fluorspar to act as distributor for its product.

Ares intends to install a professional staff able to manage the mining operations at its Fluorspar mine project.

Ares will employ experienced mining and process engineers to act in concert with its management team, to verify and ensure that all steps taken to advance its projects are considered and objective, so the optimum outcome can be obtained.

Ares will solicit and contract the services of construction and processing specialists to construct industrial scale plant installation to commission two high capacity facilities able to process all excavated fluorspar mineralization removed from the Spor Mountain.

Ares intends to work with the U.S. Department of Defense to rebuild the country’s national stockpiles of acidspar as part of the larger program to ensure the U.S. has long term reserves of certain critical minerals and products.

Corporate Overview

Ares Strategic Mining Inc., stock symbol “ARS”, has been publicly traded on the Canadian Securities Exchange (CSE) since 22 October 2021. Ares is a junior mining Company whose principal business is developing mineral prospects towards active mining operations. Currently, the Company is focusing on progressing its fluorspar projects towards production and supplying metspar and acidspar to the markets.

Ares has at its disposal, geologists, geophysicists, mining engineers and market experts responsible for developing the project towards production. The Company’s business is managed by specialist staff and experts with diverse experience across the entire mineral resource industry. The Company has made great progress developing brownfield properties towards production, including completing mineworks, purchasing industrial sites, building plants, and purchasing heavy industrial equipment.

Significant Events and Transactions During the Period

On 10 October 2025 Ares announced a non-brokered private placement offering of up to 22,222,222 units (each, a “Unit”) at a price of $0.45 per Unit for gross proceeds of up to $10,000,000 (the “Offering”).

On 21 October 2025, Ares announced that it has closed its previously announced offering of units, raising an aggregate amount of $10,499,850 under the LIFE Offering and Amended LIFE Offering.

On 3 November 2025, Ares announced the successful completion and activation of its secondary underground ventilation system at the Lost Sheep Fluorspar Mine. This achievement marks the final regulatory and operational milestone required to commence industrial-scale mining operations in full compliance with Mine Safety and Health Administration (MSHA) standards.

Ares Strategic Mining Inc. For the Six-month Period Ended 31 March 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

On 5 December 2025, Ares provided a comprehensive update on the construction and operational advancements across its Lost Sheep Fluorspar Project in Juab County, Utah. These developments mark critical progress in bringing North America’s only permitted fluorspar mine into full-scale industrial production. Ares completed major milestones underground and above ground, advancing both mine readiness and plant infrastructure in tandem, which included:

●	Secondary Ventilation Door Sealed: Enhances underground airflow and supports compliance with MSHA ventilation standards.

●	Raise 1 Prepared for Mining: Equipped with a fully installed tugger and slusher system, enabling safe and effective ore movement to surface.

●	Drill Stations Advanced: New drill stations developed in the declines to support upcoming mining headings and blasting activities.

●	Waste Pad Upgraded: Facilitates efficient segregation and handling of ore and waste during mining operations.

On 20 January 2026 Ares was officially awarded a $168,938,267 contract by the U.S. Department of Defense (DoD) through the Defense Logistics Agency (DLA) – a significant initiative to help strengthen America’s domestic manufacturing and supply base and support the rebuilding of U.S. strategic mineral stockpiles.

On 27 January 2026 Ares announced that, following its recent $168.9 million estimated award under the U.S. Department of Defense’s (DoD) Indefinite Delivery / Indefinite Quantity (IDIQ) contract and a newly launched $10 million private placement, the Company is accelerating construction of its acidspar flotation plant in Utah.

Exploration

Spor Mountain

1. Lost Sheep

The Company holds a 100% interest in and rights to certain U.S. federal mining claims located at the north-east end of the Spor Mountain Mining District, in section 21, T.12S. 12W, and T.13S. 12W, SLBM of Juab County, western Utah, USA (the “Spor Mountain”). The Spor Mountain property consists of several mineral claim blocks including the Lost Sheep Fluoride Mine, and other unpatented claims. The Company acquired its initial interest through the Amalgamation (Note 6) on 18 February 2020. During the three months ended 30 September 2021, the Company acquired additional claims in the region through staking.

As part of the Amalgamation, the Company assumed an underlying property purchase agreement (the “Purchase Agreement”) for certain unpatented claims comprising the Spor Mountain property, pursuant to which the Company would be required to make a payment of US$1,000,000 within 18 months from the commencement of production. During the year ended 30 September 2021, the amount of USD $1,000,000 was transferred to the underlying vendor, pursuant to which, the Company is deemed to have fulfilled its obligations under the Purchase Agreement, and the title to the unpatented claims are in the process of being transferred to the Company.

2. Bell Hill

The Company completed over 8,000m of geophysical IP surveys on the Bell Hill historic mine area, at the Spor Mountain in Utah, correlating geophysical anomalies with both known fluorspar mineralization, and identifying new anomalies with similar geophysical signatures to known existing fluorspar pipes.

Ares Strategic Mining Inc. For the Six-month Period Ended 31 March 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

The Company is currently the only permitted fluorspar mine in the United States. Fluorspar is an industrial mineral the US imports 100% from abroad. It is a vital component of US industry, used in the production of steel, aluminium, refrigeration units, cement, hydrofluoric acid, fluorine, electronics and touch screens, Teflon, and electric batteries. The US has been completely reliant on imports for 20 years, and this project represents an opportunity for the US to regain an entire lost industry, as well as become one of the few countries in the world which produce fluorspar. The Company has spent 2021 completing large scale drilling and engineering programs to design the mining and processing operation, which will produce fluorspar ready for US industry in the future. The Company has also worked closely with the Bureau of Land Management (BLM) and the Utah Division of Oil, Gas, and Mining (UDOGM), to update all its permits so production can begin as soon as the equipment and plant are delivered to site.

Construction

During the six-month period ended 31 March 2026 and subsequent to period-end, the Company continued to advance construction and installation activities at its Lost Sheep Fluorspar Project and Delta processing site in Utah. Construction in progress primarily relates to the Company’s processing infrastructure, including the lumps plant, flotation plant, material handling systems, electrical and instrumentation systems, civil and structural works, mechanical installation, process piping, water management infrastructure, and temporary power systems. These construction activities are intended to support the Company’s transition from mine development and ore stockpiling into integrated processing operations and production readiness.

Publicly announced milestones during the period and subsequent to period-end included the continued advancement of the lumps plant, commencement of mining operations and ore stockpiling at the Lost Sheep Mine, acceleration of the flotation plant construction program following the award of the U.S. Department of Defense / Defense Logistics Agency contract, and the completion of major plant infrastructure components, including the conveyor belt system and electrical Motor Control Center systems.

Electrical and instrumentation design for the lumps plant has been completed, and the PLC and related control programming have also been completed. In the field, cable trays have been installed and electrical cable pulling is underway, with the electrical cable installation approximately 30% complete. The electrical building installation has been completed, and the electrical switchgear has been moved into position. Electrical tie-ins are expected to commence in early June 2026. The Company’s electrical engineer is also reviewing the flotation plant so that electrical and instrumentation design for that facility can commence.

Civil and structural works have also progressed. Fabrication of the conveyor frames has been completed, all conveyor frames have been installed, and the Company has commenced installation of the conveyor systems. Sandblasting and painting activities were temporarily placed on hold while construction of the conveyor footings was ongoing.

Mechanical and piping work is advancing alongside the remaining civil and electrical works.

The Company has also progressed water management infrastructure for the flotation plant. Drawings for the flotation pond were completed and issued to the Department of Water Quality. The Company has received written confirmation from the Department of Water Quality engineering department that the drawings have been approved and the permit has been issued. Construction of the pond has been awarded to Dutson Supply. The outstanding “use of” permit remains tied to groundwater testing to confirm that underground water will not be negatively affected. Water monitoring wells have been drilled and groundwater samples have been collected for testing in support of the usage permit.

Ares Strategic Mining Inc. For the Six-month Period Ended 31 March 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

Events Subsequent to 31 March 2026

The Company entered into a Settlement Agreement and Release dated 22 April 2026 with Hinkinite Resources LLC and Bryson Hinkins to resolve a dispute relating to overlapping unpatented mining claims in Juab County, Utah. Pursuant to the agreement, Hinkinite agreed to abandon and transfer certain mining claims to the Company in exchange for aggregate consideration consisting of US$50,000 cash, approximately US$50,000 in common shares of the Company (subject to regulatory approval), and reimbursement of US$27,878 in verified staking costs. The related litigation was voluntarily dismissed with prejudice on 28 April 2026.

Results of Operations

The comprehensive loss reported during the period ended 31, March 2026 was ($2,765,947) compared to loss of ($1,752,105) in the prior comparative period. The main fluctuations in costs are as follows:

Accretion and interest (rounded to the nearest ‘000)	6 months ended 31 March 2026	6 months ended 31 March 2025
	$286,000	$1,297,000
Variance	$(1,011,000)

During the previous year, the Company settled all of the outstanding convertible debt thus recognized the accretion and interest expense on convertible debt only in the previous comparative period. Therefore, less accretion and interest recognized in the current period.

Professional fees (rounded to the nearest ‘000)	6 months ended 31 March 2026	6 months ended 31 March 2025
	$1,100,000	$409,000
Variance	$691,000

During the current period, the Company engaged advisors for a potential listing in the USA, incurring advisory fees. No such major corporate advisory fees were incurred in the prior comparative period, resulting in a significant increase in professional fees for the current period.

Office and marketing (rounded to the nearest ‘000)	6 months ended 31 March 2026	6 months ended 31 March 2025
	$1,096,000	$77,000
Variance	$1,019,000

The increase is due marketing contracts with reputable marketing companies and services obtained during the period in further developments of the Company’s financing options.

Stock-based compensation (rounded to the nearest ‘000)	6 months ended 31 March 2026	6 months ended 31 March 2025
	$1,217,000	$-
Variance	$1,217,000

During the six months ended 31 March 2026, the Company recognized stock-based compensation resulting from new options granted during the period.

Ares Strategic Mining Inc. For the Six-month Period Ended 31 March 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

Unrealized gain on share proceeds receivable (rounded to the nearest ‘000)	6 months ended 31 March 2026	6 months ended 31 March 2025
	$1,311,000	$-
Variance	$1,311,000

Due to the share price increasing during the period ended 31 March 2026, all tranches have been revalued with the gain reflected on the statement of gain/(loss) and comprehensive gain/(loss).

Summary of Quarterly Results

Three months ended	Mar-26 $	Dec-25 $	Sep-25 $	Jun-25 $	Mar-25 $	Dec-24 $	Sep-24 $	Jun-24 $
Total revenue	-	-		-	-	-	-	-
Net (loss) for the period	(3,271,370)	(372,392)	(1,865,753)	(294,399)	(802,644)	(678,315)	(616,062)	(1,226,083)
Comprehensive (loss) for the period	(3,325,590)	(386,289)	(1,820,589)	(71,609)	(911,407)	(849,215)	(579,746)	(1,244,753)
Profit (loss) per share	(0.0128)	(0.0016)	(0.02)	(0.01)	(0.00)	(0.00)	(0.02)	(0.01)
Total assets	73,895,649	64,629,389	53,871,358	55,192,985	43,808,586	38,874,212	36,455,378	34,062,49
Working capital surplus (deficiency)	4,302,000	2,741,000	(826,000)	2,628,000	(12,047,321)	(12,053,000)	(9,448,000)	5,313,000

Outstanding Shares

As at 31 March 2026, the Company had 262,235,849 common shares issued and outstanding; the fully diluted amount includes 6,300,000 options and 47,900,343 warrants outstanding. As at the date of this report, 6,300,000 options and 44,301,619 warrants outstanding.

Financial Position and Liquidity

As at 31 March 2026, the Company’s financial instruments consist of cash, restricted cash, financial assets, accounts payable and short-term loans. The Company has no speculative financial instruments, derivatives, forward contracts or hedges.

The following discussion relates to the six months ended 31 March 2026 and compares that to the six months ended 30 September 2025:

As at 31 March 2026, the Company had a working capital of $4,302,000 compared to a working capital deficit of $(826,000) as at 30 September 2025.

Cash used in operating activities during six months ended 31 March 2026 totalled $766,982 (31 March 2025: cash provided by $1,330,261).

Cash used in investing activities during the six months ended 31 March 2026 totalled $15,020,412 (31 March 2025: $3,221,685).

Cash raised in financing activities during the six months ended 31 March 2026 totalled $21,092,193, (31 March 2025: $3,011,763).

Ares Strategic Mining Inc. For the Six-month Period Ended 31 March 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

Exploration and evaluation assets

Exploration and Evaluation Assets	Spor Mountain	Ontario Properties	Total
Balance as at 1 October 2024	$8,362,147	$4	$8,362,151
Drilling	147,860		147,860
Geological consulting	251,449	-	251,449
Administration and camp	54,369		54,369
Staking and claiming	3,518	-	3,518
Adjustments on currency translation	3,120	-	3,120
Balance as at 30 September 2025	$8,822,464	$4	$8,822,467
Geological consulting	107,991	-	107,991
Staking and claiming	132,728		132,728
Drilling	2,507	-	2,507
Administration and camp	40,668	-	40,668
Adjustments on currency translation	(30,287)	-	(30,287)
Balance as at 31 March 2026	$9,074,956	$4	$9,076,021

Financial Instruments and Risk Management

a)	Financial instrument classification and measurement

Financial instruments of the Company carried on the Consolidated Statement of Financial Position are carried at amortized cost. There are no significant differences between the carrying value of financial instruments and their estimated fair values as at 31 March 2026. There have been no changes in levels during the year.

The Company classifies the fair value of these transactions according to the following hierarchy:

●	Level 1 – quoted prices in active markets for identical financial instruments.

●	Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

●	Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

b)	Fair values of financial assets and liabilities

The Company’s financial instruments include cash, accounts payable and short-term loans. As at 31 March 2026, the carrying value of cash is at fair value. Accounts payable and short-term loans approximate their fair value due to their short-term nature.

c)	Market risk

Market risk is the risk that changes in market prices will affect the Company’s earnings or the value of its financial instruments. Market risk is comprised of commodity price risk and interest rate risk. The objective of market risk management is to manage and control exposures within acceptable limits, while maximizing returns. The Company is not exposed to significant market risk.

Ares Strategic Mining Inc. For the Six-month Period Ended 31 March 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

d)	Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with major banks in Canada, accordingly the Company is not exposed to significant credit risk.

e)	Interest rate risk

Interest rate risk is the risk of losses that arise as a result of changes in contracted interest rates. The Company is not exposed to significant interest rate risk.

f)	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign currency risk on its restricted cash and USDA and PAB loans payable balances that are denominated in other than the functional currencies. As at 31 March 2026, the Company held currency totalling the following:

Currency (Rounded)	31 March 2026	30 September 2025
Canadian (Dollars)	$12,045,000	183,000
US (Dollars)	$956,000	5,580,000

g)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company controls liquidity risk by ensuring that it has sufficient cash resources to pay for its financial obligations. As at 31 March 2026, the Company had a cash balance of $12,079,856 to settle current liabilities of $11,803,657 that are due within one year.

Capital Resources

Ares has no recent history of profitable operations. Therefore, it is subject to many risks common to comparable companies, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources as well as a lack of adequate revenues.

It will be necessary for Ares to arrange for additional financing to meet its on-going exploration and overhead requirements.

Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto. Although Ares successfully completed financing during the three months ended 30 September 2025, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing may be favourable.

Capital Management

The Company’s capital consists of cash and shareholders’ equity. The Company’s objective when managing capital is to maintain adequate levels of funding to support the development of its businesses and maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity financing, selling assets, and incurring debt. Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future. The Company invests all capital that is surplus to its immediate operational needs in short-term, highly liquid, high-grade financial instruments. There were no changes to the Company’s approach to capital management during the year. The Company is not subject to externally imposed capital requirements. The Company does not currently have adequate sources of capital to complete its exploration plan, current obligations and ultimately the development of its business, and will need to raise adequate capital by obtaining equity financing, selling assets and incurring debt. The Company may raise additional debt or equity financing in the near future to meet its current obligations.

Ares Strategic Mining Inc. For the Six-month Period Ended 31 March 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as at 31 March 2026 and as at the date hereof.

Related Party Transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

The Company compensates certain of its key management personnel to operate its business in the normal course. Key management includes the Company’s executive officers and members of its Board of Directors. Transactions and balances with key management personnel and related parties not disclosed elsewhere in the Financial Statements are as follows:

Related Party Disclosure

Name and Principal Position	Year(i)	Remuneration or fees(ii)		Share-based payments	Amounts Payable and Accrued Liabilities
CEO and Director – Management fees	2026		$72,000	$-	$994,102
	2025		$72,000	$-	$719,595
CFO – Management fees	2026		$24,000	$-	$-
	2025		$24,000	$-	$-
CFO – Professional fees	2026		$38,710	$17,500	$12,527
	2025		$50,755	$22,975	$54,676
Directors – Director fees	2026	$		$-	$7,150
	2025		$750	$-	$123,214
Directors – Consulting fees	2026		$26,669	$-	$-
	2025		$21,000	$-	$126,177
Total	2026		$161,379	$17,500	$1,040,548
	2025		$168,505	$22,975	$1,023,662

(i)	For the six months ended 31, March 2026 and 2025.
(ii)	Amounts disclosed were paid or accrued to the related party.

These transactions were in the normal course of operations, which is the amount of consideration established and agreed to by the related parties.

Ares Strategic Mining Inc. For the Six-month Period Ended 31 March 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

Management

Ares is dependent upon the personal efforts and commitments of its existing management. To the extent that management’s services would be unavailable for any reason, a disruption to the operations of Ares could result, and other persons would be required to manage and operate the Company.

Risk Factors

Companies operating in the mining industry face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical. Following are the risk factors most applicable to the Company:

Exploring and developing mineral resource projects bear a high potential for all manner of risks. Additionally, few exploration projects successfully achieve development due to factors that cannot be predicted or foreseen. Moreover, even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them, and employs experienced consulting, engineering, insurance and legal advisors to assist in its risk management reviews.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

Companies typically rely on comprehensive feasibility reports on mineral reserve estimates to reduce the risks and uncertainties associated with a production decision. The Company has not completed a feasibility study on, nor has the Company completed a mineral reserve or resource estimate at the Lost Sheep Mine and as such the financial and technical viability of the project is at higher risk than if this work had been completed. Based on historical engineering work, geological reports, historical production data and current engineering work completed or in the process by Ares, the Company intends to move forward with the development of this asset.

Ares is focusing on progressing its fluorspar projects towards exploitation, production, and supplying metspar and acidspar to the markets. The value and price of the Company’s common shares, the Company’s financial results, and exploration, development and mining activities of the Company, if any, may be significantly adversely affected by declines in mineral prices. Mineral prices fluctuate widely and are affected by numerous factors beyond the Company’s control such as interest rates, exchange rates, inflation or deflation, global and regional supply and demand, and the political and economic conditions of mineral producing countries throughout the world.

On 11 March 2020, the World Health Organization declared Covid-19, the disease caused by the novel coronavirus, a global pandemic, which has had a significant impact on businesses through the restrictions put in place by the Canadian, provincial and municipal governments regarding travel, business operations and isolation/quarantine orders. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds. There is the possibility that future developments from the Covid-19 pandemic could negatively impact operations which could have a material adverse impact on our cash flows and financial position as well as affect judgements, estimates and assumptions made by management. The Company continues to monitor the situation closely to plan and adjust accordingly.

Ares Strategic Mining Inc. For the Six-month Period Ended 31 March 2026 Canadian Dollars Report to Shareholders and Management Discussion and Analysis

Critical Accounting Estimates

Significant assumptions about the future that management has made and other sources of estimation uncertainty at the financial position reporting date that could result in a material adjustment to the carrying amounts of assets and liabilities relate to but are not limited to the following:

●	The recoverability of exploration and evaluation assets presented on the consolidated statement of financial position;

●	The estimated useful lives of property and equipment which are included in the consolidated statement of financial position and the related depreciation;

●	The inputs used in accounting for share-based payment transactions in the consolidated statements of comprehensive income and loss;

●	Management’s determination that there is no material restoration, rehabilitation, and environmental exposure, based on the facts and circumstances that existed during the year.

Approval

The Board of Directors of the Company has approved the disclosure contained in the Management Discussion and Analysis.

A Cautionary Tale

This document contains “forward-looking information” which may include, but is not limited to, statements with respect to the future financial or operating performance of the Corporation, its subsidiaries and its projects, the future supply, demand, inventory, production and price of minerals, the estimation of reserves and resources, the realization of reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters.

Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of resources; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the resource industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Respectfully submitted on behalf of the Board of Directors,

“James Walker”

James Walker, CEO